May 23, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Landcadia Holdings, Inc.
Registration Statement on Form S-1
Filed May 20, 2016, as amended
File No. 333-210980

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the other several underwriters, hereby joins in the request of Landcadia Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, May 25, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, each of the undersigned advises that as of the date hereof, a total of 400 copies of the Preliminary Prospectus dated May 20, 2016 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

JEFFERIES LLC DEUTSCHE BANK SECURITIES INC. As Representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]